Exhibit 99.1


PRESS RELEASE                                   Source: TAT Technologies limited

TAT TECHNOLOGIES REPORTS SECOND QUARTER 2003 RESULTS
Tuesday August 12, 10:00 am ET


GEDERA, Israel, Aug. 12 /PRNewswire-FirstCall/ -- TAT Technologies limited (Nasdaq: TATTF - NEWS, TATWF - NEWS), which is engaged in the manufacturing, repairs and overhauls of heat transfer equipment and other various accessories mainly used in aircraft, reported today a net profit of $1,036,258 on sales of $8,166,306 gained in the second quarter ended June 30, 2003 compared to a net profit of $1,098,443 on sales of $ 6,659,826 for the same period of 2002.

For the first six months the company reported a net profit of $1,999,435 on sale of 16,332,491 compared to a net profit of $1,946,789 on sale of $12,523,718 for the same period of 2002.


Sales for the second quarter increased by 22.6% compared to the same quarter last year. The net profit, before tax, of the company for the quarter is 15.62% of sales.


Pursuant to the depletion of tax credits accumulated by the company in former years, the total income tax payment by the company and its subsidiary for the first half of 2003 amounts to $564,235.


TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

     AT THE COMPANY
     Mr. Israel Ofen
     Executive Vice-President and Chief Financial Officer
     011-972-8-859-5411


                            TAT TECHNOLOGIES LTD.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   (Amounts in Thousands U.S. $, Unaudited)

                       Six Months Ended Three Months Ended

                                        June 30                 June 30
                                   2003        2002         2003        2002
                                   ----        ----         ----        ----
                                     ($)         ($)          ($)         ($)
    Revenues                     16,332      12,524        8,166       6,660
    Gross Profit                  5,785       4,717        2,923       2,440
    R&d Expenses                     64          92           32          54
    Other Income                     95         (37)          66           7
    Income from Operations
     before Income Taxes          2,564       2,114        1,276       1,188
    Income Tax                      564         167          240          90
    Net Income                    1,999       1,947        1,036       1,098
    Earnings Per Share            $0.45       $0.44        $0.23       $0.25
    Weighed Average Shares
     Outstanding              4,483,516   4,483,516    4,483,516   4,483,516